04013576

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING NOV 2 3 2004 WASH. D.C. SECTION

SEC FILE NUMBER
8- 02399

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING September 27, 2003 AND ENDING SEPTEMBER 24,2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DA. Davidson + Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 3rd Street North
(No. and Street)

Great Falls	MT	59401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Darrell L Block 406-727-4200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

401 North 31st Street	Billings	MT	59101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 0 7 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tom S. Nelson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.A. Davidson & Co., as of September 24, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security amounts of principal officers and directors that are classified as customer accounts (debits $357,806, credits $454,605)

Signature

CFO
Title

Notary Public
Cascade County, Montana: Commission expires June 1, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D.A. DAVIDSON & CO.

Statements of Financial Condition

Assets	September 24, 2004	September 26, 2003
Cash and cash equivalents	$ 11,830,303	9,702,025
Receivables:		
Customers, net	100,664,901	90,822,113
Brokers, dealers and clearing organizations	15,329,401	17,297,477
Related parties	991,243	2,211,093
Other	3,049,414	3,171,508
	120,034,959	113,502,191
Securities at market or estimated market value:		
Municipal bonds	7,187,857	5,147,681
U.S. Government obligations	3,082,245	1,632,828
Corporate bonds	428,326	328,382
Common and preferred stock	15,825,030	8,975,301
Options	18,619,660	10,106,123
	45,143,118	26,190,315
Exchange memberships at cost (estimated fair market value $22,500 in 2004 and $91,000 in 2003)	70,750	165,450
Equipment and leasehold improvements (less accumulated depreciation and amortization of $12,851,033 in 2004 and $10,981,570 in 2003)	6,598,071	7,037,582
Cash surrender value - life insurance	732,443	696,745
Notes receivable, net	4,725,958	6,648,627
Goodwill, net	2,395,337	2,395,337
Other assets	5,615,480	3,877,375
Deferred tax asset	6,604,573	6,456,045
	26,742,612	27,277,161
	$ 203,750,992	176,671,692
Liabilities and Shareholder's Equity		
Liabilities:		
Checks in advance of deposits	$ 5,221,490	6,448,822
Payables:		
Brokers, dealers and clearing organizations	6,835,002	10,909,262
Customers' special free credits	39,768,656	27,365,261
Customers' other credits	5,448,164	4,305,614
Related parties	1,983,285	2,733,223
Market value of securities sold, but not yet purchased	38,958,520	26,351,101
Income taxes	1,151,260	1,130,249
Accrued payroll and profit sharing	26,608,574	23,253,324
Other payables and accrued liabilities	4,504,900	4,793,591
Total liabilities	130,479,851	107,290,447
Commitments and contingencies		
Shareholder's equity:		
Common stock ($.10 par value. Authorized 3,000,000 shares; 1,000 shares issued and outstanding)	100	100
Additional paid-in capital	11,725,933	11,494,476
Retained earnings	61,545,108	57,886,669
Total shareholder's equity	73,271,141	69,381,245
	$ 203,750,992	176,671,692

See accompanying notes to the financial statements.